UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39966

New Found Gold Corp.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1430 - 800 West Pender Street

Vancouver, British Columbia V6C 2V6
604-562-9664

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The exhibits to this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333- 266285).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management information circular dated November 3, 2022 with respect to the annual general meeting of the Registrant’s shareholders held on December 8, 2022.

99.2	Material change report dated January 6, 2022.

99.3	Material change report dated January 13, 2022.

99.4	Material change report dated January 19, 2022.

99.5	Material change report dated January 26, 2022.

99.6	Material change report dated February 24, 2022.

99.7	Material change report dated March 2, 2022.

99.8	Material change report dated March 9, 2022.

99.9	Material change report dated March 24, 2022.

99.10	Material change report dated April 11, 2022.

99.11	Material change report dated April 13, 2022.

99.12	Material change report dated April 14, 2022.

99.13	Material change report dated October 19, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

	By:	/s/ Michael Kanevsky
Date: December 8, 2022
		Name:	Michael Kanevsky
		Title:	Chief Financial Officer